EXHIBIT 99.1

Election of shareholder representatives to the board of directors of Equinor ASA

The corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) has on 8 June 2026 elected Jarle Roth as new chair of the board of directors of Equinor ASA.

The corporate assembly re-elected Anne Drinkwater as deputy chair and Finn Bjørn Ruyter, Haakon Bruun-Hanssen, Mikael Karlsson, Fernanda Lopes Larsen and Dawn Summers were re-elected as members of the board of directors of Equinor ASA. The current chair of the board, Jon Erik Reinhardsen, will resign from the board of directors.

The shareholder representatives of the board of directors of Equinor ASA are elected with effect from 1 July 2026 and until the ordinary election to the board of directors in June 2027.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act